FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 28, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

28 March 2022

Off-market purchase of 549,851,147 ordinary shares from Her Majesty's Treasury ("HM Treasury") resulting in HM Treasury's voting rights in NatWest Group falling below 50%

NatWest Group plc (the "Company" or "NWG") has agreed with HM Treasury to make an off-market purchase (the "Off-Market Purchase") of 549,851,147 ordinary shares in the Company with a nominal value of £1 each ("Ordinary Shares") at a price of 220.5 pence per Ordinary Share, being the closing price of the Ordinary Shares on the London Stock Exchange on 25 March 2022.  The total consideration for the Off-Market Purchase will be £1,212,421,779.

The purchased Ordinary Shares represent 4.91 per cent of the Company's issued share capital (excluding treasury shares). The Off-Market Purchase is expected to settle on 30 March 2022.

A contract (the "Directed Buyback Contract") between the Company and HM Treasury was approved by the shareholders of the Company at a General Meeting held on 6 February 2019 and signed on 7 February 2019. The authority from shareholders to make off-market purchases of Ordinary Shares from HM Treasury (or its nominee) under the terms of the Directed Buyback Contract was renewed at the Annual General Meeting on 28 April 2021.

NWG intends to cancel all of the purchased Ordinary Shares.

Under chapter 11 of the Listing Rules, the Directed Buyback Contract constitutes a related party transaction. However, the Off-Market Purchase is treated as a smaller related party transaction under LR 11.1.10 R.

Following settlement of the above transaction:

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NWG will hold 146,116,846 of its Ordinary Shares as treasury shares;
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NWG will have in issue 10,650,979,374 Ordinary Shares (excluding treasury shares)[1]; 483,140 Cumulative Preference Shares of £1; and 10,130 Category II Non-cumulative Preference Shares of US$0.01 in issue; and
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HM Treasury will hold approximately 48.06 per cent. of the Company's voting rights.

Based on NWG's proforma position on 1 January 2022, NWG's CET1 ratio of 15.9 per cent will be reduced by 69 basis points (31 December 2021 77 basis points) and tangible equity per share will increase to 275 pence.

Contribution to the main pension scheme
The Off-Market Purchase of Ordinary Shares has triggered NWG to pay £427 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018.  CET1 is not impacted as this charge was accrued as part of the FY 2021 results.

The person responsible for arranging the release of this announcement on behalf of NWG is Alexander Holcroft, Head of Investor Relations.

MAR Inside Information - this announcement contains information that qualified or may have qualified as inside information for NWG, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 of 16 April 2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Forward-looking statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NatWest Group's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to NatWest Group plc in respect of, but not limited to: NatWest Group's intention to cancel any purchased Ordinary Shares, the expected impacts on NatWest Group plc's CET1 ratio and tangible equity per share, any contribution to the main pension fund, the impact of the Covid-19 pandemic, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its Purpose-led strategy, its ESG and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to alternative risk free rates and NatWest Group's exposure to economic and political risks (including with respect to terms surrounding Brexit and climate change), operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk.  Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, the impact of the Covid-19 pandemic, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's UK 2021 Annual Report and Accounts (ARA) and NatWest Group plc's filings with the US Securities and Exchange Commission, including, but not limited to, NatWest Group plc's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

[1] This number does not take into account any purchases of Ordinary Shares which (i) may have taken place but have not, at the date of this announcement, settled under NWG's On Market Share Buy back Programme which commenced on 21 February 2022 (the "Programme") or (ii) may take place under the Programme between the date of this announcement and settlement of the Off-Market Purchase.

Date: 28 March 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary